Exhibit 99.1

VOTING RESULTS

OF THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

CNH INDUSTRIAL N.V.

HELD ON

THURSDAY APRIL 16, 2020

As of March 19, 2020 – the record date for the Annual General Meeting (“AGM”) – CNH Industrial N.V.’s (the ”Company”) issued share capital amounted to 1,364,400,196 common shares and 396,474,276 special voting shares, each share having a nominal value of one eurocent, including at that date 14,231,946 common shares and 8,523,110 special voting shares held in treasury by the Company. Each share carries one vote. Shares held in treasury by the Company cast no vote. In total 1,738,119,416 votes could be validly cast.

At the AGM 84.51% of all outstanding shares in the capital of the Company were present or represented. The total number of voting rights at the AGM amounted to 1,468,951,975. In accordance with article 19, paragraph 12 of the Company’s Articles of Association, votes abstained have not been calculated as part of the votes cast.

In accordance with Section 2:120 paragraph 5 of the Dutch Civil Code, the outcome of the votes on the proposals discussed at the AGM is as follows:

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	VOTES ABSTAIN

Resolution 2b.	1,468,544,371	99.98896	162,081	0.01104	1,468,706,452	245,523

Resolution 2d.	1,464,509,811	99.75869	3,542,489	0.24131	1,468,052,300	899,675

Resolution 3a.	1,436,103,793	97.77057	32,747,030	2.22943	1,468,850,823	101,152

Resolution 3b.	1,391,903,717	94.76573	76,880,079	5.23427	1,468,783,796	168,179

Resolution 3c.	1,381,091,153	94.02734	87,727,486	5.97266	1,468,818,639	133,336

Resolution 4a.	1,399,809,253	95.29736	69,076,408	4.70264	1,468,885,661	66,314

Resolution 4c.	1,413,664,113	96.24006	55,229,460	3.75994	1,468,893,573	58,402

Resolution 4d.	1,427,691,859	97.19484	41,204,894	2.80516	1,468,896,753	55,222

Resolution 4e.	1,151,501,120	78.42449	316,791,622	21.57551	1,468,292,742	659,233

Resolution 4f.	1,461,492,888	99.50568	7,260,413	0.49432	1,468,753,301	198,674

Resolution 4g.	1,327,053,217	90.34334	141,846,730	9.65666	1,468,899,947	52,028

Resolution 4h.	1,450,019,483	98.71497	18,875,801	1.28503	1,468,895,284	56,691

Resolution 4i.	1,465,361,610	99.75906	3,539,153	0.24094	1,468,900,763	51,212

Resolution 4j.	1,378,582,983	93.85224	90,303,669	6.14776	1,468,886,652	65,323

Resolution 4k.	1,465,182,520	99.74799	3,701,664	0.25201	1,468,884,184	67,791

Resolution 4l.	1,291,578,340	87.92853	177,317,253	12.07147	1,468,895,593	56,382

Resolution 5.	1,468,471,206	99.96948	448,385	0.03052	1,468,919,591	32,384

Resolution 6.	1,448,043,669	98.62032	20,257,883	1.37968	1,468,301,552	650,423

April 24, 2020

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